# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BlueLinx Holdings Inc., CIK 0001301787
CUSIP: 09624H208
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1950 Spectrum Circle, Suite 300, Marietta, Georgia (GA), 30067
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001214659-24-002475
Filed by CIK 0001056581

## Reporting persons
- Tontine Asset Associates, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 448,817; sole dispositive power 0; shared dispositive power 448,817; aggregate amount beneficially owned 448,817 (5.7% of the class)
  Comment: The percentages used in this Schedule 13G/A are calculated based upon the 7,865,058 shares of Common Stock, par value $0.01 per share ("Common Stock"), of BlueLinx Holdings Inc. (the "Company") issued and outstanding as of October 31, 2025, as set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 27, 2025 filed with the Securities and Exchange Commission on November 4, 2025.
- Tontine Capital Overseas Master Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 448,817; sole dispositive power 0; shared dispositive power 448,817; aggregate amount beneficially owned 448,817 (5.7% of the class)
- Jeffrey L. Gendell: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 659,336; sole dispositive power 0; shared dispositive power 659,336; aggregate amount beneficially owned 659,336 (8.4% of the class)

## Item 1. Issuer
Name of issuer: BlueLinx Holdings Inc.
Address of issuer's principal executive offices: The Company's principal executive offices are located at 1950 Spectrum Circle, Suite 300, Marietta, Georgia 30067

## Item 2. Person Filing
Name of person filing:
This statement is filed by:
(i) Tontine Capital Overseas Master Fund II, L.P. ("TCOM II"), a limited partnership organized under the laws of the State of Delaware, with respect to 448,817 shares of Common Stock directly owned by TCOM II;
(ii) Tontine Asset Associates, LLC, a limited liability company organized under the laws of the State of Delaware ("TAA"), which serves as general partner of TCOM II, with respect to the shares of Common Stock directly owned by TCOM II; and
(iii) Jeffrey L. Gendell, a United States citizen ("Mr. Gendell"), who serves as the Managing Member of TAA, with respect to the shares of Common Stock directly owned by TCOM II, and with respect to 210,519 shares of Common Stock directly owned by Tontine Financial Partners, L.P., a limited partnership organized under the laws of the State of Delaware ("TFP"). Mr. Gendell serves as the Managing Member of Tontine Management, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TM"), which serves as general partner of TFP.
The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 1 Sound Shore Drive, Suite 304, Greenwich, CT 06830-7251.
Citizenship: See Item 2(a) above.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 659,336
Percent of class: 8.4
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 659,336
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
659,336
The amounts and percentage set forth above in this Item 4 reflect the beneficial ownership of Mr. Gendell. TAA and TCOM II each beneficially own, and have shared voting and dispositive power over, 448,817 shares of Common Stock, or approximately 5.7% of the Common Stock issued and outstanding.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
TAA, the general partner of TCOM II, has the power to direct the affairs of TCOM II, including directing the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly owned by TCOM II. Mr. Gendell is the Managing Member of TAA and in that capacity directs its operations.
TM, the general partner of TFP, has the power to direct the affairs of TFP, including directing the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly owned by TFP. Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Tontine Asset Associates, LLC: /s/ Jeffrey L. Gendell, Managing Member (11/14/2025)
- Tontine Capital Overseas Master Fund II, L.P.: /s/ Jeffrey L. Gendell, Managing Member of Tontine Asset Associates, LLC, the general partner of Tontine Capital Overseas Master Fund II, L.P. (11/14/2025)
- Jeffrey L. Gendell: /s/ Jeffrey L. Gendell, Jeffrey L. Gendell (11/14/2025)